EXHIBIT 99.1

MAG Provides Exploration Update and Outlook for Larder and Deer Trail Projects

Confirms Deeper High-Grade Zones on Main Break; New Regional Zones at Larder
Large Expansion of Carissa Zone at Deer Trail Points to Mineral Source

VANCOUVER, British Columbia, Feb. 24, 2025 (GLOBE NEWSWIRE) -- MAG Silver Corp. ("MAG" or “the Company”) provides an update on its exploration activities and 2025 outlook for its Larder (Ontario, Canada) and Deer Trail Carbonate Replacement Deposit (“CRD”) (Utah, U.S.A.) projects, which remain key components of the Company’s growth strategy. MAG continues to advance these two district-scale exploration projects which, like Juanicipio, demonstrate the potential to host significant high-grade mineralisation. At both projects, systematic exploration including drill testing achieved the objectives of expanding known zones of mineralisation, making new discoveries and outlining new high-potential drill targets.

Disciplined Capital Allocation fueling Growth and Shareholder Value: MAG is committed to a prudent and disciplined approach to capital allocation. Juanicipio’s robust cash flow empowers us to execute on the dual mandate of: advancing our greenfield growth pipeline while maintaining a strong financial foundation and actively evaluating opportunities to enhance shareholder value through capital returns. Our exploration investments are guided by rigorous technical analysis, with capital allocated prudently to maximise discovery potential. The Company continues to actively evaluate and pursue opportunities to optimise its capital structure and return capital to shareholders.

Larder Project – Key Highlights

  Validated Theory: Drilling at the Cadillac-Larder Break (“CLB”) has successfully extended the Cheminis and Bear zones to depths of 900 metres (10.2 g/t gold over 6.3 metres) and 1,200 metres (42.1 g/t gold over 1.5 metres), respectively, confirming the theory of increased grade and width with depth.
  New Regional Discoveries: Testing of numerous regional targets included the Timiskaming conglomerate (“Long Conglomerate”), where 3.2 g/t gold over 10.0 metres including 8.2 g/t gold over 1.0 metres was intercepted.
  Strategic Land Acquisition: MAG added the highly prospective Goldstake Property, doubling the project’s land area. This acquisition builds on historic high-grade intercepts (though unverified) and is further complimented by new high-grade grab (up to 32.1 g/t gold) and channel samples, fast-tracking the Instant Pond and F Zone prospects to drill-ready status.

2025 Outlook: Interpretation of the extensive 2024 exploration program is in its final stages and is guiding targeting for a focused 2025 drill program expected to commence in the second half of the year. Planned drilling will target:

  Follow-up testing: Drilling is planned to follow-up on numerous targets in newly discovered mineralization on 2nd and 3rd order structures, including the Long Conglomerate and the Swansea area.
  Initial Drilling at Goldstake: Drill testing the Instant Pond and F Zone prospects below the encouraging surface samples taken in 2024 and historic shallow drill intercepts.
  Fernland: Potential shallow to mid-level (300 - 600 metre vertical depth) testing of the Fernland deposit which has only seen relatively shallow historic drilling and is open to depth. It is the last of the three well defined zones on the CLB that still required testing and confirmation by MAG.

Deer Trail Project – Key Highlights:

  Large Expansion of the Carissa Skarn Discovery: Step-out drilling has significantly expanded the 200 – 250-metre-thick Carissa skarn discovery to a 400 - 700 metre area where thick sections of copper-silver-zinc mineralisation are hosted in hundreds of metres of pervasive marble and skarn altered carbonates, strongly suggestive of the hypothesised large-scale metal source located to the west.
  High-Grade Extension of Deer Trail Mine Corridor: Drilling intersected a new high-grade silver-lead-zinc extension of the Deer Trail mine, highlighted by 2.76 metres grading 151 g/t silver, 0.5 g/t, gold, 3.7% lead and 2.5% zinc at 268 metres down hole confirming depth potential.
  New Gold Zone: The “Nodular” Gold Zone first recognised in hole DT23-16 (29.5 metres grading 4.5 g/t gold starting at 202.3 metres, including 8.8 metres grading 9.4 g/t gold) and now documented in over 20 previously drilled holes. Such distal gold zones are a feature commonly observed on the edges of large hydrothermal systems such as Deer Trail.

2025 Outlook: The 2025 exploration plan and budget for Deer Trail are currently being finalised, integrating recent seismic work, airborne studies and ongoing data analysis to prioritise drill targets. The focus remains on systematically testing the “hub-and-spoke” CRD to intrusive source model, targeting high-grade polymetallic CRD/Skarn style mineralisation. Drilling is anticipated to commence in the second half of 2025. To mitigate high drilling costs in the challenging ground conditions, MAG is actively evaluating the use of Reverse Circulation (“RC”) pre-collared pilot holes as well as exploring all avenues to maximise shareholder value and reduce discovery risk and costs, demonstrating a pragmatic and efficient approach to project advancement.

“Exploration continues to reinforce our belief that Larder and Deer Trail are robust mineralised systems. Our teams continue to systematically refine data-driven priority targets with potential for a significant discovery.” said George Paspalas, President and CEO. “While focused on disciplined capital allocation, we firmly believe that strategic greenfield exploration is essential for long-term value creation for MAG shareholders, and these projects represent a vital component of our growth pipeline. We are committed to a focused and disciplined approach to exploration, ensuring that every dollar spent is aimed at maximizing discovery potential and, ultimately, long term shareholder value creation.”

Larder Project: Advancing Prospective Targets in the Abitibi Gold Belt

MAG’s Larder Project is a district scale orogenic gold project in the heart of the Abitibi Greenstone Belt, between the 70+ million-ounce Kirkland Lake-Macassa gold system operated by Agnico Eagle and the 11+ million-ounce, former producing Kerr-Addisson mine along the regional scale CLB. The Company’s size criteria on this project is the discovery of a multi-million-ounce high-grade gold deposit hosted in shear-hosted orogenic structures.

The project has significantly evolved with systematic exploration using applied science, new data sets, drill testing, and completing the highly prospective Goldstake land acquisition. With these activities completed, confidence in the project has further increased and it has the potential to host one or more large gold deposits.

Cheminis/Bear: Drilling tested and successfully extended the depth extensions of the Cheminis and Bear zones extending them both 600 metres deeper than previous drilling (Table 1, Figure 1). Cheminis shows good continuity and returned multiple high-grade intercepts including 10.2 g/t gold over 6.3 metres. Bear, the “main north” zone, returned intervals up to 42.1 g/t gold over 1.5 metres. Additional drilling will be required to demonstrate continuity and is being considered for 2025. Results here are highly encouraging confirming the initial hypothesis of grade and width increasing with depth.

Regional Successes: Following the successful deep Cheminis and Bear drill testing, MAG shifted focus to the advanced, shallower 2nd and 3rd order targets allowing the team to test more targets with the funds available. The regional drill program tested numerous targets (Figure 1) including a 4 km east-west trending unconformity hosting the Timiskaming conglomerate (“Long Conglomerate”), an interpreted dilation zone coincident with a cross-cutting north-south fault. Drilling here intersected a new gold zone returning 3.2 g/t gold over 10.0 metres including 8.2 g/t gold over 1.0 metres (Table 1). Assays are pending for much of the regional program and will be released to the market in due course. During the winter break, all drilled prospects are being assessed and ranked for further testing.

Table 1: Drillhole Highlights at the Larder Project

Hole ID	From (metres)	To (metres)	Length[1] (metres)	Gold (g/t)	Target
GAT-23-020A	676.30	678.80	2.50	6.3	Cheminis
Including	678.30	678.80	0.50	20.3	Cheminis
GAT-23-021B	757.40	768.50	11.10	3.2	Cheminis
Including	760.50	768.50	8.00	4.1	Cheminis
Including	766.00	768.00	2.00	10.2	Cheminis
GAT-24-026	1127.00	1143.00	17.00	3.9	Cheminis
Including	1134.30	1135.50	1.20	9.1	Cheminis
Including	1137.40	1139.00	1.60	8.1	Cheminis
GAT-24-027NA	1138.80	1156.30	17.50	4.4	Cheminis
Including	1138.80	1146.80	8.00	8.4	Cheminis
Including	1139.40	1145.70	6.30	10.2	Cheminis
Including	1142.30	1145.10	3.40	14.0	Cheminis
GAT-24-027NB	1128.00	1132.40	3.70	10.6	Cheminis
and	1138.90	1143.30	4.40	5.1	Cheminis
Including	1138.90	1139.60	0.70	14.8	Cheminis
GAT-23-022NA	790.30	791.70	1.40	16.2	Bear
Including	791.20	791.70	0.50	33.8	Bear
GAT-24-024NB	1234.10	1236.30	2.20	9.4	Bear
GAT-24-024NC	1221.00	1222.50	1.50	42.1	Bear
GAT-24-048	567.00	577.00	10.00	3.2	NEW - Long Conglomerate
Including	572.00	577.00	5.00	4.7	NEW - Long Conglomerate
Including	572.00	573.00	1.00	8.2	NEW - Long Conglomerate

1Core Length

Goldstake: The Goldstake Property has been largely inactive for nearly two decades, seeing very limited exploration given its mapped potential host rocks, mineralised structures and location proximal to the CLB including the Kerr Addison mine. An initial surface prospecting and mapping campaign was conducted in the summer of 2024, highlighting two priority zones at Instant Pond and the F Zone. In these areas, 78 shallow historic drillholes tested up to 250 metres, most under 150 metres, below the surface between 1996 and 2008 with reported but unverified high-grade intercepts. New grab samples at Instant Pond delivered high-grade values including 32.1 g/t, 16.7 g/t, 15.8 g/t and 14.8 g/t gold within mafic volcanics proximal to a syenite intrusion leading to surface channel sampling which returned values including 18.5 g/t gold over 0.5 metres, 16.6 g/t gold over 0.5 metres and 9.6 g/t gold over 0.5 metres. The F-Zone is a broad zone of strongly sheared intrusive and sedimentary rocks tested at shallow depths with surface channels up to 12.3 g/t gold over 1.5 metres. Guided by new geophysical data, planned initial testing in 2025 will be focused testing these prospects at depth.

Figure 1: Larder plan map showing the locations and orientation of the holes in this release.

Deer Trail Project

Exploration at Deer Trail took a significant step forward in 2024 with work on two MAG discoveries, the Carrissa copper-silver skarn and the Nodular gold zone, further outlining the scale of the mineralised hydrothermal system on the project. Exploration challenges associated with very difficult drilling conditions continued and MAG is currently working on finding ways to both mitigate exploration costs by pre-collar drill holes with cased RC pilot holes through the difficult upper 300 – 400 metres of heavily fractured quartzite rocks, and exploring all avenues to maximise shareholder value and reduce discovery risk and cost and move the project forward given the scale of the opportunity. MAG is well positioned to make targeted and cost-effective exploration decisions in 2025 with the tools in place to more confidently vector to mineralisation with a large inventory of targets ready to drill.

Deer Trail Exploration Model / Approach: The exploration strategy at Deer Trail is centered on the hypothesis that the high-grade manto mineralisation observed in the stratified carbonate-shale rocks in the Deer Trail Mine represents metal leakage from a more extensive Skarn/CRD mineralisation located within thicker, pure carbonate rocks at greater depths. CRD systems typically form when acidic, metal-rich fluids from an evolved felsic intrusion interact and replace carbonate rocks, creating skarn near the contact and transitioning into chimney/manto complexes further from the source. These deposits are inherently connected from their source to the most distal mantos if not dismembered by later faulting.

The project area exhibits numerous mantos, epithermal veins, alunite veins, and other deposits, surrounding large-scale hydrothermal alteration and anomalous geochemistry indicative of a large, long-lived system driven by one or more porphyry centers resembling a "hub and spoke". This model is characteristic of many CRD systems, where high-grade mantos and veins radiate from a central porphyry stock. Notable examples include the manto systems surrounding Bingham Canyon, Utah; Leadville, Colorado; and San Martín/Sabinas, Zacatecas.

Big Picture Support for the Exploration Model: MAG’s initial drilling (see Press Release dated September 7, 2021) proved the existence of the carbonates with all holes intercepting hundreds of metres of variably recrystalised/marbleised and intensely skarnified marble starting about 200 metres below the existing mine and confirmed to cover many square kilometres with very little post-mineral faulting in the area. As a result, MAG geologists strongly believe that Deer Trail hosts a continuous Skarn-CRD system where the high-grade, shallow (about 150 metres below surface) polymetallic mineralisation at the Deer Trail Mine is ultimately connected through the mineral plumbing system to the metal source at depth, which is believed to be west of the Carissa Zone. MAG’s objective is to locate the metal source and systematically explore the whole system from both ends towards the middle with the envisioned mineralisation being connected from shallow depths to source.

  Extensive Carbonate host rocks: Thick (100’s of meters) of pure recrystallised carbonate rocks transitioning to intense marble with skarn at depth intercepted over many square kilometres confirming key host rocks needed for CRD-Skarn mineralisation.
  Mineralisation Phases: Multiple styles and ages of mineralisation, alteration and intrusions are present suggestive of a large, evolving multi-phase system.
  Porphyry Indicators: Drilling at Alunite Ridge and Deer Trail Mountain in 2023 showing geology suggestive of one or more porphyry hubs, the presumed source(s) of mineralisation.

Carissa Zone: Expansion Towards Source

Recent step-out drilling has significantly expanded the Carissa mineralisation and refined our understanding to more confidently vector towards the source of the mineralisation (Table 2, Figure 2). Like the initial discovery intercept (see Press Release dated January 17th, 2023), new drilling at Carissa has intersected a very similar broad zone of copper-silver-zinc mineralisation with zones of mineralised skarn and sulphide lacing bounded above by hundreds of metres of intense hydrothermal alteration. DT24-20B intercepted 293.8 metres grading 7.0 g/t silver, 0.2% copper and 0.2% zinc, mimicking the discovery hole in grade and thickness, with internal higher-grade sections. Carissa continues to highlight the extensive hydrothermal system that was active at Deer Trail and now covers over 450 by 350 metres in area with an estimated maximum thickness of 200 - 250 metres based on core axis angles and modelling. While sub-economic in terms of grade, Carissa potentially represents a large, mineralised fluid pathway with near source indicators, which far exceeds any previous targets drill tested at Deer Trail. Carissa provides an important direct vector towards the postulated source intrusion to the west, and to potentially additional areas of high-grade polymetallic CRD mineralisation.

Nodular Gold Zone: Dilling by MAG discovered the Nodular Gold Zone (Table 2, Figure 2) with hole DT23-16 returning 29.45 metres grading 4.5 g/t gold including 8.8 metres grading 9.4 g/t gold starting at just under 200 metres vertical depth next to the historic Deer Trail Mine. The zone is visually identified by distinct centimetre sized silica “nodules” (after anhydrite) within finely laminated black shales and has now been recognised and sampled in over 20 holes spread over a 450 by 150 metre area with DT23-16 being the best intercept. Other highlights include UDDH4 grading 9.6 g/t gold over 10.5 metres and DT21-03 grading 3.0 g/t gold over 17.9 metres. The gold is interpreted to be hosted around the edges of the silica nodules and in quartz veinlets.

Deer Trail Mine Corridor: Additional high-grade manto style mineralisation has been intercepted down-dip of the modelled mantos of the 3400 area in the Deer Trail Mine. Though not directly the target, these massive sulphide intercepts expand the known manto footprint at the Deer Trail Mine. These types of distal mantos are inherently, unless faulted, connected to their mineral source at depth and may be important starter mineralisation should a deeper discovery be found. The best intercepts is in DT24-17 intersecting 2.8 metres grading 151 g/t silver, 1.0 g/t gold, 2.5% lead, 3.7% zinc and 0.5% copper.

Figure 2: Deer Trail plan map showing the locations and orientation of the holes in this release. Labels correspond to Table 2.

Table 2. Drill intercept highlights

Label	Hole ID	From (metres)	To (metres)	Length[1] (metres)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Copper (%)	Target
A	DT22-09[2]	1262.25	1569.28	273.81	12	-	0.1	0.2	0.2	Carissa
A	Including	1542.66	1569.28	26.62	30	0.2	0.2	0.5	0.6	Carissa
B	DT22-102,[3]	1240.00	1355.68	115.68	11	-	0.1	0.3	0.2	Carissa
B	Including	1294.90	1319.85	24.95	24	-	0.3	0.7	0.4	Carissa
C	DT23-16	202.30	231.75	29.45	1	4.5	-	-	-	Nodular Zone
C	Including	203.30	203.60	0.30	2	10.8	-	-	-	Nodular Zone
C	Including	216.50	225.30	9.4	1	8.8	-	-	-	Nodular Zone
C	Including	210.45	211.10	0.65	2	17.1	-	-	-	Nodular Zone
C	Including	218.05	218.53	0.48	1	37.0	-	-	-	Nodular Zone
C	Including	221.45	224.00	2.55	-	11.4	-	-	-	Nodular Zone
D	and	270.10	274.20	4.10	46	0.2	0.7	0.9	0.2	Mine Corridor
-	and	1039.15	1039.75	0.60	71	0.3	0.6	2.5	-	Mine Corridor
E	and	1196.95	1203.35	6.40	3	0.1	-	-	0.1	Carissa
F	DT24-17	172.30	206.40	34.10	2	1.9	-	-	-	Nodular Zone
F	Including	180.90	183.33	2.43	2	4.4	-	-	-	Nodular Zone
F	Including	192.32	198.10	5.78	4	3.7	-	-	-	Nodular Zone
-	and	240.55	242.70	2.15	55	0.1	1.8	3.0	0.2	Mine Corridor
G	and	265.00	275.20	10.20	63	0.4	1.4	1.9	0.3	Mine Corridor
G	Including	268.80	271.56	2.76	151	1.0	2.5	3.7	0.5	Mine Corridor
G	Including	271.10	271.56	0.46	463	3.6	6.3	8.0	1.1	Mine Corridor
-	and	771.60	772.50	0.90	43	0.2	0.1	-	-	Mine Corridor
H	and	1011.00	1014.25	3.25	64	0.1	7.2	7.3	0.5	Carissa
-	Including	1011.00	1012.60	1.60	109	0.2	10.5	9.2	0.9	Carissa
-	and	1061.95	1062.15	0.20	54	-	1.0	2.1	0.3	Carissa
I	and	1124.55	1163.20	38.65	11	-	0.1	0.2	0.3	Carissa
-	DT24-18	224.01	225.00	0.99	1	0.7	-	-	-	Mine Corridor
J	and	780.05	784.15	4.10	23	0.1	1.3	1.3	0.3	Mine Corridor
J	Including	780.05	780.35	0.30	158	0.7	10.2	8.4	3.4	Mine Corridor
-	and	809.75	810.00	0.25	7	6.1	-	-	0.1	Mine Corridor
-	and	828.15	829.10	0.95	1	1.4	-	-	-	Mine Corridor
-	and	916.25	916.48	0.23	1500	-	-	-	0.3	Mine Corridor
K	and	1035.15	1036.00	0.85	36	0.1	0.3	0.6	0.1	Carissa
-	DT24-19A	974.10	974.55	0.45	70	0.1	2.3	2.1	0.7	Mine Corridor
L	and	1335.40	1336.30	0.90	404	0.1	3.0	0.3	-	Carissa
L	Including	1335.40	1335.70	0.30	1150	0.2	8.4	0.2	-	Carissa
-	and	1399.85	1400.25	0.40	104	0.1	0.5	0.3	0.2	Carissa
M	and	1402.05	1406.90	4.85	66	0.2	0.4	1.0	1.4	Carissa
N	and	1453.50	1461.35	7.85	7	0.1	-	0.1	0.3	Carissa
O	DT24-20	1093.10	1093.30	0.20	24	1.0	-	0.6	1.3	Carissa
-	DT24-20B	842.20	842.45	0.25	97	0.5	3.6	4.4	0.7	Mine Corridor
-	and	1032.30	1033.00	0.70	131	4.4	-	0.1	-	Mine Corridor
P	and	1303.00	1596.75	293.75	7	-	-	0.2	0.2	Carissa
P	Including	1311.90	1313.15	1.25	83	-	1.3	1.9	0.8	Carissa
P	Including	1323.10	1326.30	3.20	38	-	0.4	1.0	0.5	Carissa
P	Including	1375.65	1384.54	8.89	15	-	0.1	0.5	0.3	Carissa
P	Including	1556.35	1560.00	3.65	45	0.1	-	-	1.9	Carissa

1 Core Length
2Previously Released
3Hole lost in mineralisation

Conclusion:
The impressive exploration results from the Larder and Deer Trail projects in 2024 are the catalyst for a highly focused and efficient 2025 exploration campaign. A key priority now is the comprehensive geological synthesis of the 2023 and 2024 data, which will directly dictate the design and targeting of our 2025 drill programs. Details of these synthesis-derived programs will be announced in the coming months, with drilling planned to begin in the second half of 2025 at both projects. MAG is committed to maximizing discovery potential through this rigorous, data-driven methodology, and we are confident in our ability to unlock significant value from these assets and generate strong shareholder returns through strategic greenfield exploration. The Company anticipates a productive and active second half of 2025 as it pursues its exploration objectives and delivers further news flow, building upon its track record of exploration success and disciplined capital allocation.

Quality Assurance and Control: Deer Trail - The samples (half core) are shipped directly in security-sealed bags to ALS- Laboratories preparation facilities in Elko, Nevada, USA (Certification ISO/IEC 17025:2017). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. The remaining half core is placed back into the core boxes and is stored on site with the rest of the drill hole core in a secured core storage facility. Larder - Drill core is logged and sampled at the Larder Project site. Core samples from the program are cut in half with a diamond cutting saw, with half sent for assay at ALS lab in Rouyn-Noranda, Quebec. The other half is secured and retained on site. All samples are analyzed for gold using standard Fire Assay-AA and multi element ICP using 4 acid digestion methods. Samples returning greater than 5.0 g/t gold are analyzed utilizing standard Fire Assay-Gravimetric methods. Certified reference standards and blanks are routinely inserted into the sample stream as part of MAG’s quality control/quality assurance program.

Qualified Person:
All scientific or technical information in this press release including assay results referred to, and mineral resource estimates, if applicable, is based upon information prepared by or under the supervision of Lyle Hansen, M.Sc., P.Geo, a “Qualified Persons” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects. Mr. Hansen is a Professional Geologist registered with Engineers and Geoscientists British Columbia (EGBC # 149624) and has over 20 years of experience working in the mineral exploration industry. He is not independent as he is Geotechnical Director of MAG. The Deer Trail and Larder project teams are led by MAG’s Vice President of Exploration, Dr. Lex Lambeck, an A.I.P.G. Certified Professional Geologist C.P.G-11734 with over 20 years of relevant experience in CRD and orogenic exploration.

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a growth-oriented Canadian mining and exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is a top-tier primary silver mining company through its (44%) joint venture interest in the 4,000 tonnes per day Juanicipio Mine, operated by Fresnillo plc (56%). The mine is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where in addition to mining and processing operations, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the 100% earn-in Deer Trail Project in Utah and the 100% owned Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 or “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All statements in this release, other than statements of historical facts are forward looking statements, including statements regarding: expectations relating to the cash flow and operations at Juanicipio for 2025; the long term potential of the Juanicipio project; expectation of the Larder and the Deer Trail drilling results, including anticipated gold, silver, copper and zinc grades and future processing rates of development materials, future mineral production, and exploration events or developments; expectation of completion of the exploration plans at the Larder and the Deer Trail Projects; the release of more comprehensive cost and production guidance on the proposed exploration and budget contemplated herein, if at all; the long term producing and operating potential of the Juanicipio, Larder and the Deer Trail projects; expectation that the Larder and Deer Trail projects will be robust mineralized systems; expectation of obtaining strategic partnerships to share discovery risk and cost; and the anticipated future delivery of consistent performance, optimized costs and shareholder value. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "grow”, "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", “prospective”, "targeting", "intend", "could", "might", "should", "believe" and similar expressions.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in the forward-looking statements identified herein include, but are not limited to, risks related to the control of Juanicipio cashflows and operations through a joint venture in which the Company is a non-operator; there being no guarantee of the surface rights for the Juanicipio property or in the Company’s ability to obtain and maintain all necessary licences and permits that may be required to carry out its business activities at the Juanicipio Mine; risks related to maintaining a positive relationship with the communities in which the Company operates; risks related to the Company’s decision to participate in the processing and production of the Juanicipio Mine; risks related to the limited operating history at Juanicipio; geotechnical risks associated with the operation of the Juanicipio Mine and related civil structures; labour risks; changes in applicable laws; risks to title, challenge to title or potential title disputes at Juanicipio; risks related to the uncertainty of drilling results from exploration efforts at the Larder and the Deer Trail Projects; ability of MAG Silver to seek and maintain strategic relationships to share discovery risk and cost of the Larder and the Deer Trail Projects; risks related to the accuracy of exploration results; continued availability of capital and financing; and general economic, market or business conditions; political risk; currency risk; risks related to potential tariffs placed on Canada and Mexico by the United States; risks related to Canadian retaliatory tariffs on United States; capital cost inflation and those other risks disclosed in MAG Silver’s filings with the Securities Exchange Commission and Canadian securities regulators. All forward-looking statements contained herein are made as at the date hereof and MAG Silver undertakes no obligation to update the forward-looking statements contained herein. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the internet at www.sedarplus.ca and www.sec.gov.

Figures accompanying this announcement are available at

https://www.globenewswire.com/NewsRoom/AttachmentNg/9e602d2f-a97a-4051-996c-5b350ca9d4ab

https://www.globenewswire.com/NewsRoom/AttachmentNg/76e82614-488e-4b1f-ae3f-bcd9ec6c1425

For further information on behalf of MAG Silver Corp.
Contact Fausto Di Trapani, Chief Financial Officer
Phone: (604) 630-1399
Toll Free: (866) 630-1399
Website: www.magsilver.com
Email: info@magsilver.com